UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

OMB:3235-0116

Exp:30Sept07

CONTINENTAL  ENERGY  CORPORATION

(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(Address of registrant’s principal executive offices)

For the month of: OCTOBER 2007	Commission File No.: 0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.

“Press Release”, dated October 1, 2007, “Continental Energy Changes Registered and Records Office”

2.

“Material Change Report”, dated October 1, 2007

3.

“Annual Report – For Fiscal Year Ended June 30, 2007: End of Fiscal Year - 2006”, dated September 28, 2007.  Includes audited annual financial statements for the fourth quarter and the full fiscal year ending June 30, 2007.  Also includes management discussion and analysis of registrant’s affairs, material events disclosure, summary of press releases, and descriptions of commitments and contingencies during the period.  Also includes CEO and CFO certification of annual filings under form 52-109F1.  The report is presented in the Form-51/901F quarterly and annual report format required by the Canadian British Columbia Securities Commission in the registrant’s home jurisdiction.

4.

“Notice”, dated October 10, 2007, about the Company’s Annual General Meeting, held November 8, 2007

5.

“Information Circular”, dated October 2, 2007

6.

“Form of Proxy and Supplemental Request Form”

7.

“Press Release”, dated October 15, 2007, “Continental Energy Spuds Punga-1 Exploration Well”

8.

“Press Release”, dated October 16, 2007, “Continental Energy to Present at the ValueRich Financial Expo in New York”

9.

“Press Release”, dated October 30, 2007, “Continental Energy FY2007 Results”

All of the above listed documents have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website,  www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F  X  or Form 40-F   .

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by:  Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Iii – Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes       or  No  X .

If “Yes” is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is         .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION	Date: 31 October 2007
(Registrant)

"James D. Eger"

By:

_____________________________

James D. Eger, Director & Secretary

PRESS RELEASE
Email: INFO@CONTINENTALENERGY.COM
Web: WWW.CONTINENTALENERGY.COM
Symbol: OTC-BB: CPPXF

Source: Continental Energy Corporation

Continental Energy Changes Registered and Records Office

DALLAS – October 1, 2007 - Continental Energy Corporation (OTCBB: CPPXF) today announced that it has changed its Registered and Records office from:

20570-56th Ave, Langley, BC, V3A 3Z1, phone 604-530-2191, fax 604-530-6282 to:

Suite 206, 9440 202 St., Langley, BC, V1M 4A6 phone 604-513-5707, fax 604-513-5708

About Continental Energy Corporation:
Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.
Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.
For more information please contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

FORM51-102F3 MATERIAL CHANGE REPORT

Item 1. NAME AND ADDRESS OF COMPANY

Head office: 14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240 USA Registered office: Suite 206, 9440 – 202 St. Langley, BC V1M 4A6 CANADA

Item 2. DATE OF MATERIAL CHANGE

September 28, 2007

Item 3. DATE OF PRESS RELEASE

October 1, 2007

Item 4. SUMMARY OF MATERIAL CHANGE

Continental Energy Corporation (OTCBB: CPPXF) has changed its Registered and Records Office

Item 5. FULL DESCRIPTION OF MATERIAL CHANGE

Continental Energy Corporation has changed its Registered and Records office from:
20570-56th Ave, Langley, BC, V3A 3Z1, phone 604-530-2191, fax 604-530-6282 to:
Suite 206, 9440 202 St., Langley, BC, V1M 4A6 phone 604-513-5707, fax 604-513-5708

Item 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF National Inst. 51-102

N/A

Item 7. OMITTED INFORMATION

N/A

Item 8. EXECUTIVE OFFICER

James D. Eger, Chief Financial Officer, phone +1-972-934-6778

Item 9. DATE OF THIS REPORT

October 1, 2007

CONTINENTAL ENERGY CORPORATION
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007 and 2006
Expressed in U.S. dollars

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Continental Energy Corporation (An Exploration Stage Company)

We have audited the consolidated balance sheets of Continental Energy Corporation (An Exploration Stage Company) as at June 30, 2007 and 2006, the consolidated statements of operations, shareholders’ equity (deficiency) and cash flows for the year ended June 30, 2007 and for the eleven months ended June 30, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2007 and 2006, the results of its operations and cash flows for the year ended June 30, 2007 and for the eleven months ended June 30, 2006 in accordance with Canadian generally accepted accounting principles.

The audited financial statements for the year ended July 31, 2005 were examined by other auditors who expressed an opinion without reservation on those statements in their report dated November 23, 2005 (except for Note 13 which is as of December 18, 2006).

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
Chartered Accountants

Vancouver, Canada
September 28, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES
REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated September 28, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
Chartered Accountants

Vancouver, Canada
September 28, 2007

Continental Energy Corporation	Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheets

	30 June	30 June
ASSETS	2007	2006
Current
Cash	$1,514,279	$2,395,727
Accounts receivable	43,088	3,951
Prepaid expenses and deposits	117,894	47,058
	1,675,261	2,446,736
Investment in Bengara (Note 4ai)	1	-
Resource Property Costs (Note 4)	1	1
Equipment (Note 5)	88,685	70,278
	$1,763,948	$2,517,015

LIABILITIES
Current
Accounts payable and accrued liabilities	$110,449	$159,814

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 6)	11,731,566	10,063,516
Common Share Subscriptions - Statement 2 (Note 6)	7,500	-
Contributed Surplus - Statement 2	3,221,931	2,998,183
Deficit - Statement 2	(13,307,498)	(10,704,498)
	1,653,499	2,357,201
	$1,763,948	$2,517,015

ON BEHALF OF THE BOARD:

"Richard L. McAdoo"
___________________________, Director

"James D. Eger"
___________________________, Director

- See Accompanying Notes -

Continental Energy Corporation	Statement 2
(An Exploration Stage Company)
Consolidated Statements of Shareholders' Equity (Deficiency)

	Common Shares		Common Share	Contributed
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance - 31 July 2004	49,375,412	$22,129,686	$-	$2,075,975	$(28,359,351)	$(4,153,690)
Issuance of shares for:
Private placements	3,616,667	545,000	-	-	-	545,000
Exercise of warrants	300,000	82,923	-	(15,423)	-	67,500
Exercise of options	2,155,490	611,861	-	(283,126)	-	328,735
Finder's fee - Financing	166,667	-	-	-	-	-
Shares for debt	813,700	122,055	-	-	-	122,055
Shares issuance costs	-	(57,500)	-	-	-	(57,500)
Financing fees - warrants	-	-	-	161,903	-	161,903
Stock-based compensation	-	-	-	803,481	-	803,481
Income for the year - Statement 3	-	-	-	-	2,180,617	2,180,617
Balance - 31 July 2005
- Restated (Note 6 & 13)	56,427,936	23,434,025	-	2,742,810	(26,178,734)	(1,899)
Issuance of shares for:
Exercise of warrants	200,000	45,648	-	(15,648)	-	30,000
Exercise of options	480,000	134,962	-	(62,962)	-	72,000
Financing fees - warrants	-	-	-	155,419	-	155,419
Stock-based compensation	-	-	-	178,564	-	178,564
Reduction in capital (Note 1)	-	(13,551,119)	-	-	13,551,119	-
Income for the period - Statement 3	-	-	-	-	1,923,117	1,923,117

Balance - 30 June 2006	57,107,936	10,063,516	-	2,998,183	(10,704,498)	2,357,201
Issuance of shares for:
Shares issued for services	111,111	80,000	-	-	-	80,000
Exercise of warrants	2,823,334	610,528	-	(128,695)	-	481,833
Exercise of options	3,330,000	1,000,522	7,500	(433,522)	-	574,500
Share issuance costs	-	(23,000)	-	-	-	(23,000)
Financing fees - warrants	-	-	-	112,723	-	112,723
Stock-based compensation	-	-	-	673,242	-	673,242
Loss for the year - Statement 3	-	-	-	-	(2,603,000)	(2,603,000)
Balance - 30 June 2007	63,372,381	$11,731,566	$7,500	$3,221,931	$(13,307,498)	$1,653,499

- See Accompanying Notes -

Continental Energy Corporation	Statement 3
(An Exploration Stage Company)
Consolidated Statements of Operations

	For the Year Ended 30 June 2007			For the Eleven Months Ended 30 June 2006	For the Year Ended 31 July 2005 Restated (Note 6 & 13)

Expenses
Amortization	$37,167	$		66,837	$35,544
Bad debt (Note 7b)	-			138,178	-
Consulting	127,901			65,032	5,000
Filing fees	21,475			11,464	10,104
Financing fees - warrants (Note 6e & f)	112,723			155,419	161,903
Foreign exchange loss	7,625			23,677	74,112
Interest and bank charges (recovery)	5,548			4,687	(474)
Investor relations	168,896			13,127	6,108
Management fees (Note 7a)	740,522			415,632	322,540
Office expenses	146,387			109,818	139,875
Professional fees	203,811			74,271	98,063
Rent, office maintenance and utilities	89,986			67,797	61,044
Shareholder communication and transfer agent	8,239			8,981	9,032
Stock-based compensation (Note 6d & f)	673,242			178,564	803,481
Telephone	29,503			19,917	24,925
Travel and accommodation	238,229			134,166	59,779

Loss Before the Undernoted	(2,611,254)			(1,487,567)	(1,811,036)

Other Income (Expenses)
Gain on settlement of debt	15,739			48,850	-
Gain on disposal of GATB (Note 4b)	-			-	4,059,868
Gain on disposal of Yapen (Note 4aii)	-			3,506,833	-
Gain on disposal of Bengara (Note 4ai)	23,906			-	-
Interest income	81,995			75,856	-
Loss on disposal or write-down of equipment	-			-	(55,254)
Settlement of court judgment	-			(329,045)	-
Terminated farm out proceeds	-			100,000	-
(Write-down) recovery of resource property costs (Note 4)	(113,386)			8,190	(12,961)

Income (Loss) for the Period	$(2,603,000)	$		1,923,117	$2,180,617

Income (Loss) per Share - Basic	$(0.04		) $	0.03	$0.04
Income (Loss) per Share - Diluted	$(0.04		) $	0.03	$0.03

Weighted Average Number of Shares Outstanding - Basic	59,325,041			56,661,170	51,280,433

Weighted Average Number of Shares Outstanding - Diluted	64,695,755			69,270,906	69,350,779

- See Accompanying Notes -

Continental Energy Corporation	Statement 4
(An Exploration Stage Company)
Consolidated Statements of Cash Flows

Cash Resources Provided By (Used In)	For the Year Ended 30 June 2007	For the Eleven Months Ended 30 June 2006	For the Year Ended 31 July 2005 Restated (Note 6 & 13)

Operating Activities
Income (loss) for the period	$(2,603,000)	$1,923,117	$2,180,617
Items not affecting cash
Accrued interest on debt settled for shares	-	-	44,373
Amortization	37,167	66,837	35,544
Bad debt	-	138,178	-
Financing fees - warrants (Note 6e & f)	112,723	155,419	161,903
Gain on settlement of debt	(15,739)	(48,850)	-
Gain on disposal of GATB (Note 4b)	-	-	(4,059,868)
Gain on disposal of Yapen (Note 4aii)	-	(3,506,833)	-
Gain on sale of Bengara (Note 4ai)	(23,906)	-	-
Loss on disposal or write-down of equipment	-	-	55,254
Revaluation of contingent and conditional liabilities	-	-	(47,873)
Stock-based compensation (Note 6d & f)	673,242	178,564	803,481
Terminated farm out proceeds	-	(100,000)	-
Recovery (write-down) of resource property costs (Note 4)	113,386	(8,190)	12,961
Changes in current assets and liabilities
Accounts receivable	(39,137)	(2,321)	(8,556)
Prepaid expenses and deposits	8,499	(25,830)	44,427
Accounts payable and accrued liabilities	(21,198)	(77,949)	(112,079)

	(1,757,963)	(1,307,858)	(889,816)
Investing Activities
Disposition of Bengara	(8,858)	-	-
Resource property costs	(259,886)	(343,914)	(185,960)
Resource property costs reimbursed by joint venturers	146,500	352,104	178,000
Proceeds from terminated farm out agreement	-	100,000	-
Proceeds from disposition of GATB, net	-	-	1,000
Proceeds from disposition of Yapen, net	-	3,506,834	-
Proceeds from sale of Bengara shares, net	21,000	-	-
Purchase of equipment, net of recovery	(55,574)	(99,950)	(1,639)

	(156,818)	3,515,074	(8,599)

Financing Activities
Capital lease obligation	-	(12,387)	(20,235)
Share capital issued for cash, net	1,033,333	102,000	891,235

	1,033,333	89,613	871,000

Change in Cash	(881,448)	2,296,829	(27,415)

Cash position - Beginning	2,395,727	98,898	126,313

Cash Position - Ending	$1,514,279	$2,395,727	$98,898
	-
Supplemental Schedule of Non-Cash Transactions
Issuance of shares for:
Finder's fee - Financing	$-	$-	$25,000
Debt settlement	$-	$-	$122,055
Services	$80,000	$-	$-
Assets and liabilities disposed upon GATB disposition
Current assets	$-	$-	$31,823
Current liabilities	$-	$-	$(682,979)
Contingent and conditional liabilities	$-	$-	$(3,407,712)

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

1.	Nature of Operations

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the acquisition of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

On 25 January 2006 the Company’s shareholders approved that the Company's fiscal year-end be changed from 31 July to 30 June.

On 28 November 2005 the Company’s board proposed that the Company petition a British Columbia (“BC”) court to reduce the deficit attributable to such prior years as the court may allow. The proposal was approved by vote of the shareholders at the Annual General Meeting on 25 January 2006. On 29 March 2006, the BC court approved a reduction in the capital of the Company in the amount of $13,551,119 (CDN$20,796,667).

These financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and meet its liabilities as they become payable. Subsequent to 30 June 2007, the Company completed an equity financing for $3,250,000.

The Company has restated its financial statements for the year ended 31 July 2005 in order to record the fair value of share purchase warrants and stock options that were amended by the Company in that year (Note 6 &13).

2.	Significant Accounting Policies

a)	Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Except as indicated in Note 12, they also comply, in all material respects, with United States generally accepted accounting principles (“US GAAP”). All amounts in these financial statements are expressed in United States dollars (“U.S. dollar”).

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

2.	Significant Accounting Policies – Continued

b)	Consolidation

These consolidated financial statements include the accounts of the Company and its one subsidiary and one joint venture company as follows:

  TXX Energy Corporation (“TXX”) – 100% owned, incorporated in the state of Texas on 16 January 2006, for the purpose of pursuing oil and gas exploration and production opportunities in the USA.
  CG Xploration Inc. (“CGX”) – 50% owned joint venture incorporated in the state of Delaware on 18 November 2005. The Company owns 50% of CGX and the Company’s partner in Indonesia, GeoPetro Resources Company (“GeoPetro”) of San Francisco owns 50%. CGX was formed for the purposes of conducting new venture exploration activities on behalf of a 50/50 Company and GeoPetro joint venture area of mutual interest surrounding the Bengara- II Production Sharing Contract (“PSC”) in Indonesia (Note 4a). CGX has been accounted for on the proportionate consolidation method whereby the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these financial statements.

These consolidated financial statements also include the accounts of three former subsidiaries as follows:

  Continental-GeoPetro (Bengara-II) Ltd. (“Bengara”), incorporated in the British Virgin Islands (Note 4a) – 60% owned until 29 September 2006 at which time 70% of the Company’s interest was sold. The Company’s remaining 18% is now accounted for on the cost basis.
  Continental-GeoPetro (Yapen) Ltd. (“Yapen”), incorporated in the British Virgin Islands (Note 4a) – 60% owned until 26 October 2005 at which time 100% of the Company’s interest was sold.
  GAT Bangkudulis Petroleum Company Ltd. (“GATB”), incorporated in the British Virgin Islands (Note 4b) - 70% owned until 31 July 2005 at which time 100% of the Company’s interest was sold.

All intercompany transactions are eliminated upon consolidation.

c)	Equipment

The Company provides for amortization on its equipment as follows:

  Automobiles – 50% declining balance basis
  Computer equipment and software - 50% declining balance basis
  Furniture and field survey equipment - 50% declining balance basis
d)	Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in cost centres established on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs on significant investments in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto. Upon establishing production, the costs related to each cost centre from which there is production, together with the costs of production equipment, will be depleted and amortized on the unit-of-

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

2.	Significant Accounting Policies – Continued

d)	Oil and Gas Properties – Continued

production method based on the estimated gross proved reserves of each country. Oil and natural gas reserves and production will be converted into equivalent units based upon estimated relative energy content. Costs of acquiring and evaluating significant unproved properties will be initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment will be added to costs subject to depletion.

The capitalized costs less accumulated amortization in each cost centre from which there is production will be limited to an amount equal to the estimated future net revenue from proved reserves (based on estimated future prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties ("ceiling test"). The total capitalized costs less accumulated depletion and amortization and deferred taxes of all cost centres will be further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes.

The costs (including exploratory dry holes) related to cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs are assessed annually to determine whether it is likely such costs will be recovered in the future. Costs unlikely to be recovered in the future are written off.

Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

e)	Asset Retirement Obligations

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost are recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the related asset, and amortized into income on a systematic basis over the related assets useful life. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings.

There are no asset retirement obligations as at 30 June 2007 and 2006.

f)	Income Taxes

Income taxes are accounted for using the asset and liability method. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

2.	Significant Accounting Policies – Continued

g)	Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non forfeitable. For employees and non-employees, the fair value of options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

h)	Income (Loss) per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

i)	Basis of Segmented Disclosure

The Company’s only business activity is the exploration and development of oil and gas prospects. During the period, the Company had administration activity in North America and exploration and development activity in Indonesia. The segmented information is identified by geographic location of the Company’s exploration and development activities. Refer to Note 9.

j)	Conversion of Foreign Currencies

The accounts of the Company are prepared in U.S. dollars, the Company’s functional currency, and the Company’s Canadian operations are translated into U.S. dollars under the temporal method as follows:

  Monetary assets and liabilities at year-end rates;
  All other assets at historical rates;
  Income and expense items and exploration and development costs translated in a manner that produces substantially the same result as would have resulted had these items been translated on the date they occurred;
  Exchange gains and losses arising from these transactions are expensed during the period incurred.
k)	Management’s Estimates and Assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. Significant areas where assumptions are used include determining the impairment of resource properties, the useful life of long-lived assets and the assumptions used in calculating the fair value of options and warrants.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

2.	Significant Accounting Policies – Continued

l)	Impairment of Long-Lived Assets

The Company reviews the carrying value of its resource property costs and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to its fair value. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

3.	Fair Value of Financial Instruments

The Company's financial instruments consist of cash, accounts receivable and accounts payable. The carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation. Except as noted below, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

The Company is exposed to currency risk in that some of its subsidiary operations are transacted in Indonesian Rupiah. The U.S. dollar value of the assets and liabilities of the subsidiary denominated in Rupiah will fluctuate due to changes in foreign exchange. The Company does not use any hedging instruments to reduce its foreign currency exposure.

4.	Resource Property Costs

Details of oil and gas properties are as follows:

	30 June 2006 Balance	Exploration & Development (Recovery)	Costs Reimbursed by Joint Venturers	Recovery (Impairment/ Abandonment)	30 June 2007 Balance
Bengara	$1	$259,886	$(146,500)	$(113,386)	$1

	31 July 2005 Balance	Exploration & Development (Recovery)	Costs Reimbursed by Joint Venturers	Recovery (Impairment/ Abandonment)	30 June 2006 Balance
Bengara	$1	$343,914	$(352,104)	$8,190	$1
Yapen	1	(1)	-	-	-
	$2	$343,913	$(352,104)	$8,190	$1

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

4.	Resource Property Costs – Continued

a)	Bengara and Yapen

By separate share purchase and transfer agreements with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Bengara and Yapen, two British Virgin Island companies with oil and gas exploration activities in Indonesia. The Company accounted for the acquisition of the subsidiaries using the purchase method of accounting for a business combination. On 1 January 2000 the Company farmed out 40% of its 100% interest in each of the Yapen and Bengara subsidiaries and their respective underlying properties to GeoPetro Resources Company.

Included in the Company’s statement of operations are the results of operations of both subsidiaries from the date of acquisition to 29 September 2006 for Bengara and up to 26 October 2005 for Yapen.

i)	Bengara

During the current year, the Company sold 70% of its 60% interest in Bengara and its Bengara-II PSC to CNPC (Hong Kong) Limited (“CNPC-HK”), an unrelated buyer, for $21,000 cash on 29 September 2006. The Company retained an 18% shareholding of Bengara.

The Company recognized its portion of the proceeds on the sale of 70% of its 60% interest, being $21,000, as income. The net effect of this transaction was a gain of $23,906, net of taxes, based on the net book values recorded in Bengara as at 29 September 2006.

Effective 29 September 2006, all consultant and rental contracts were terminated by Bengara due to the sale of its majority interest to CNPC-HK. Bengara paid 3 months severance on these contracts totalling approximately $133,000 of which the Company has paid its 60% share, being $79,800.

Assets	$9,522
Liabilities	(12,428)
Negative net book value of Bengara	(2,906)
Proceeds on disposition	21,000
Gain on disposition of Bengara	$23,906

ii)	Yapen

Pursuant to a share sale and purchase agreement dated 26 October 2005, the Company and GeoPetro sold 100% of their respective shares of Yapen to Nations Energy Company Ltd., an unrelated buyer, for $6,000,000 cash. The Company was paid and received its 60% share of the Yapen sale proceeds of $3,600,000 at closing.

This transaction resulted in a gain of $3,506,833 net of associated costs and taxes, calculated as follows based on the net book values recorded in Yapen as at 26 October 2005:

Assets	$1
Liabilities	-
Net book value of Yapen	1
Proceeds on disposition, net of bonuses and legal costs	3,506,834
Gain on disposition of Yapen	$3,506,833

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

4.	Resource Property Costs – Continued

b)	GAT Bangkudulis Petroleum Company Ltd. (“GATB”)

On 31 August 2001, the Company completed the acquisition of 70% of the issued and outstanding shares in GATB from Dimensions West Energy Inc. (“DWE”).

Prior to fiscal year end 31 July 2005, PT Pertamina, the Indonesian government’s state owned oil and gas enterprises, gave notice to GATB in a letter dated July 2005 that it intended to terminate the Bangkudulis TAC together with several other Indonesian TAC's not yet in oil production. The TAC type contract is being discontinued in Indonesia.

The termination of the TAC eliminated the only material asset of GATB and consequently the Company sold its 70% share holding in GATB to an unrelated local investor for a nominal price of $1,000 effective 31 July 2005 with the proceeds being received by the Company during the 2006 fiscal year. All of GATB's liabilities and fixed assets were sold with the shares. The Company no longer had any interest in, entitlements to or obligations in respect of GATB or the TAC.

The Company recognized its portion of the proceeds, being $1,000, as income. The net effect of this transaction was a gain of $4,059,868 net of taxes, calculated as follows based on the net book values recorded in GATB as at 31 July 2005:

Assets	$31,823
Current Liabilities	(682,979)
Contingent and Conditional Liabilities	(3,407,712)
Negative net book value of GATB	(4,058,868)
Proceeds on disposition	1,000
Gain on disposition of GATB	$4,059,868

The purchaser acquired the Company’s interest in GATB for $1,000 and assumed all the liabilities and obligations of GATB. Due to all of the fixed assets of the subsidiary having been written down to $1 prior to the disposal, the GATB subsidiary had a consolidated negative net book value of $4,058,868. Consequently, the disposal resulted in a gain on disposition.

5.	Equipment

Details are as follows:

			30 June 2007
		Accumulated	Net
	Costs	Amortization	Book Value
Automobiles	$17,561	$1,427	$16,134
Computer equipment and software	123,293	70,240	53,053
Field survey equipment	23,270	3,772	19,498
	$164,124	$75,439	$88,685

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

5.	Equipment – Continued

			30 June 2006
		Accumulated	Net
	Costs	Amortization	Book Value
Automobiles	$66,510	$66,510	$-
Computer equipment	117,904	57,618	60,286
Field survey equipment	104,883	95,527	9,356
Furniture	6,788	6,152	636
	$296,085	$225,807	$70,278

6.	Share Capital

a)	Authorized Share Capital

The Company’s authorized share capital consists of 600,000,000 shares divided into 500,000,000 common shares without par value and 100,000,000 preferred shares without par value. As at 30 June 2007, there are no preferred shares issued or outstanding.

b)	Private Placements

On 13 December 2004 a Private Placement of 133,333 Units was completed for proceeds of $20,000. Each Unit consists of one common share and one share purchase warrant. Each warrant can purchase one additional common share for $0.50 until 6 December 2006.

On 7 February 2005 a Private Placement of 100,000 Units was completed for proceeds of $15,000. Each Unit consists of one common share and one share purchase warrant. Each warrant can purchase one additional common share for $0.50 until 7 February 2007.

On 18 April 2005 a Private Placement of 50,000 common shares was completed for proceeds of $10,000.

On 28 April 2005 a Private Placement of 3,333,334 Units was completed for proceeds of $500,000. Each Unit consists of one common share and one share purchase warrant. Each warrant can purchase one additional common share for $0.50 until April 2007. The Company paid a finders fee to an arms length party who arranged the placement a total of $50,000 in cash and 166,667 Units, with a value of $25,000. Each Unit consists of one common share and one share purchase warrant. Each warrant can purchase one additional common share for $0.50 until April 2007.

On 1 May 2007, the Company executed an investor relations agreement and issued 111,111 common shares valued at $80,000 and additional cash proceeds of $20,000. $80,000 has been recorded as prepaid expenses and deposits and will be amortized over the remaining term of the investor relations agreement.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

6.	Share Capital – Continued

c)	Shares for Debt

During the 2005 fiscal year, the Company issued 813,700 common shares in settlement of certain trade payables in GATB in the amount of $122,055.

d)	Stock Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the Company's board of directors. Options vest on the grant date unless otherwise determined by the Company's board of directors. The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time, and the maximum number of options held by any one individual at any one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

New Stock Option Grants

On 14 September 2006, a total of 800,000 stock options were granted, of which 500,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on 30 September 2009 and 300,000 were granted to a consultant having an exercise price of $0.40 per share and expiring on 30 September 2007. The Company calculated the fair value of these options to be $100,321 on the grant date which was charged to operations.

On 14 June 2007, a total of 1,400,000 stock options were granted to a director, an employee, and four consultants having an exercise price of $0.65 per share and expiring on 30 June 2009. The Company calculated the fair value of these options to be $554,284 on the grant date which was charged to operations.

Prior Year’s Stock Option Grants

On 23 June 2006 a total of 200,000 new stock options having an exercise price of $0.15 per share and expiring 29 June 2007 were granted to consultants. The Company calculated the fair value of these options to be $12,843 on the grant date which was charged to operations.

On 18 November 2005 a total of 50,000 new stock options having an exercise price of $0.15 per share and expiring 21 November 2007 were granted to a consultant. The Company calculated the fair value of these options to be $4,854 on the grant date which was charged to operations.

During the 2005 fiscal year, the Company granted a total of 5,150,000 stock options to directors, officers, consultants and employees. 50,000 options are exercisable until 30 December 2005 and have an exercise price of $0.17 per share. The remaining 5,100,000 options are exercisable until 30 April 2007 and have an exercise price of $0.15 per share. The Company calculated the fair value of these options to be $497,775 on the grant date which was charged to operations.

New Stock Option Amendments

During the current year, a total of 600,000 stock options were amended, whereby the term was extended from 30 July 2006 until 30 June 2007. The Company calculated the incremental increase in the fair value of these amended options to be $18,637, which was charged to operations.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

6.	Share Capital – Continued

d)	Stock Options – Continued

Prior Year’s Stock Option Amendments

During the 2006 fiscal year, the Company amended the terms of certain outstanding stock options: On 22 June 2006 the Company extended the term of 500,000 outstanding stock options originally set to expire on 30 July 2006 until 29 June 2008. No change was made to the exercise price of the options of $0.15.

On 22 June 2006 the Company extended the term of 710,000 outstanding stock options originally set to expire on 30 July 2006 until 29 June 2008. No change was made to the exercise price of the options of $0.15.

On 1 December 2005 the Company extended the term of 2,000,000 outstanding stock options originally set to expire on 30 April 2007 until 30 April 2009. No change was made to the exercise price of the options of $0.15.

On 16 December 2005 the Company extended the term of 250,000 outstanding stock options originally set to expire on 30 December 2005 until 30 December 2006. Of the options extended no change was made to the exercise price of the options and of the total, 150,000 options have an exercise price of $0.17 and 100,000 options have an exercise price of $0.15.

The Company estimated the incremental increase in the combined fair value of these amended options to be $160,867, which was charged to operations.

During the 2005 fiscal year, the Company amended the terms of certain outstanding stock options:

For 940,000 options the Company reduced the exercise price from $0.25 to $0.17 and extended the term from 30 January 2005 to 30 December 2005. The Company further amended 740,000 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006.

For 1,491,250 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 January 2005 to 30 December 2005. The Company further amended 1,391,250 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006.

For 940,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 July 2005 to 30 December 2005. The Company further amended 869,412 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006.

For 900,000 options the Company extended the term from 31 December 2005 to 30 July 2006 with no change to the exercise price of $0.15.

For 250,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 July 2005 to 30 July 2006.

For 750,000 options the Company extended the term from 30 July 2005 to 30 July 2006 with no change to the exercise price of $0.20.

The Company estimated the incremental increase in the combined fair value of these amended options to be $305,706 which was charged to operations.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

6.	Share Capital – Continued

d)	Stock Options – Continued

Total outstanding and exercisable

Details of outstanding share purchase options are as follows:

		Weighted
		average
	Number of	exercise price
	options	per share

Options outstanding, 31 July 31 2005	8,932,426	$0.15
Options granted	250,000	0.15
Options exercised	(480,000)	0.15
Options cancelled	(400,000)	0.15

Options outstanding, 30 June, 2006	8,302,426	$0.15
Options granted	2,200,000	0.56
Options exercised	(3,330,000)	0.17
Options expired	(2,522,426)	0.17

Options outstanding, 30 June 2007	4,650,000	$0.33

As at 30 June 2007, the following share purchase options were outstanding:

	Number of	Price per
Options	shares	Share	Expiry date

	750,000	$0.15	29 June 2008
	2,000,000	$0.15	30 April 2009
	500,000	$0.40	30 June 2009
	1,400,000	$0.65	30 June 2009

Total outstanding and exercisable	4,650,000

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

6.	Share Capital – Continued

e)	Warrants

New Warrant Amendments

During the current year, a total of 2,000,000 share purchase warrants were amended from the original exercise price of $0.50 per share to a new price of $0.40 per share and the expiry date amended from 29 April 2007 to 30 June 2008. The Company estimated the incremental increase in the fair value of these amended warrants to be $112,723 which was charged to operations. Prior Year Warrant Amendments During the 2006 fiscal year, the expiration dates of 1,825,000 warrants were extended from 19 July 2006 until 30 June 2008 at no change to their $0.15 exercise price. A total of 1,566,667 warrants of exercise price $0.50 were reset to an exercise price of $0.15 and their term extended until 29 June 2007. The Company estimated the combined fair value of these amended warrants to be $155,419 which was charged to operations.

During the 2005 fiscal year, the Company extended the term of 2,565,000 outstanding share purchase warrants from 19 July 2005 and 10 September 2005 until 30 December 2006 with no change to the exercise price of $0.15. The Company also extended the term of 820,000 outstanding share purchase warrants from 19 July 2005 and 19 July 2006 with no change to the exercise price of $0.15. The Company estimated the combined fair value of these amended warrants to be $161,903 which was charged to operations.

Total outstanding and exercisable

Details of outstanding share purchase warrants as at 30 June 2007 are as follows:

	Number of	Price per
Warrants	Shares	Share	Expiry Date

	2,000,000	$0.40	30 June 2008
	1,725,000	$0.15	30 June 2008

	3,725,000

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

6.	Share Capital – Continued

f)	Black-Scholes Option-Pricing Model Assumptions

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	30 June 2007	30 June 2006	31 July 2005
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	91% - 99%	95% - 140%	117% - 140%
Risk-free interest rate	4.02% - 4.73%	2.90% - 4.44%	2.90% - 3.15%
Expected life of options (years)	0.79 – 2.79	1.02 – 3.42	1.04 – 2.08

The fair value of each warrant amendment is estimated on the date of amendment using the Black-Scholes option-pricing model with the following assumptions:

	30 June 2007	30 June 2006	31 July 2005
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	96%	95%	117% - 127%
Risk-free interest rate	4.02%	4.41%	3.03% - 3.15%
Expected life of warrants (years)	1.79	1.00 – 2.00	1.00 – 1.75

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

7.	Related Party Transactions

All related party transactions have been disclosed elsewhere in these consolidated financial statements, except as follows:

a)

During the year, management, director, or officer fees in the amount of $425,625 (2006 - $247,500; 2005 - $360,000) were paid or accrued to directors of the Company or a director of one of the Company’s subsidiaries. Of that amount, $28,125 (2006 - $103,125) has been recorded in resource property costs. In addition, the Company paid bonuses totalling $200,000 (2006 - $120,000; 2005 - $Nil) to two directors during the year. In addition, the Company provided accommodations for a director of the Company in Indonesia at a cost of $19,020 (2006 - $33,000; 2005 - $36,000). This amount is included in rent expense.

b)

During the 2006 fiscal year, management wrote down a receivable of $138,178 determined to be uncollectible which was owing from a company controlled by the estate for a deceased director (the “defendant”). Subsequent to 30 June 2007, a statement has been filed on behalf of the defendant and the Company is in the process of filing documentation in relation to the claim. Management intends to pursue full collection of the receivable until payment or settlement is reached.

c)

As at 30 June 2007, $9,583 (2006 - $Nil) is receivable from a director of the Company and included in accounts receivable and prepaid expenses and $7,864 (2006 - $ Nil) is payable to two directors of the Company and netted against accounts receivable and prepaid expenses.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

8.	Income Taxes

a)	A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006	2005

Income (loss) before income taxes	$(2,603,000)	$1,923,117	$2,180,617
Canadian federal and provincial income
tax rates	34.12%	34.12%	34.12%

Expected income tax (recovery)	(888,144)	656,168	744,027
Items not deductible for income tax
purposes	1,502,851	(503,377)	1,590,206
(Unrecognized) recognized benefit of
non-capital losses	(614,707)	(152,791)	(2,334,233)

Total income taxes (recovery)	$-	$-	$-

Represented by:
Current income tax	$-	$-	$-
Future income tax recovery	$-	$-	$-

b)	The significant components of the Company's future income tax assets and liabilities are as follows:

	2007	2006	2005

Future income tax assets (liabilities)
Non-capital loss carry forwards	$1,128,909	$855,898	$976,735
Capital loss carry forwards	272,971	53,176	48,821
Share issue costs	14,126	19,619	17,265
Undepreciated capital cost in excess of
accounting net book value	240,711	216,950	179,618
Mineral properties	624,070	590,195	541,866
	2,280,787	1,735,838	1,764,305

Valuation allowance	(2,280,787)	(1,735,838)	(1,764,305)

Net future income tax assets	$-	$-	$-

The Company has non-capital losses for Canadian tax purposes of approximately $3,504,845CDN available to offset against taxable income in future years, which, if unutilized, will expire through to 2027. The Company has capital losses for Canadian tax purposes of approximately $1,694,951CDN available to offset capital gains in the future. Subject to certain restrictions, the Company also has resource exploration expenditures of approximately $1,937,507CDN available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses, resource deductions and other tax assets have not been recognized in these financial statements, and have been offset by a valuation allowance.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

9.	Segmented Information

	North	Indonesia	Consolidated
	America
30 June 2007
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,175,576)	$(427,424)	$(2,603,000)
Identifiable assets	$1,613,914	$150,034	$1,763,948
30 June 2006
Segmented revenue	$-	$-	$-
Segmented income (loss) (i)	$2,426,457	$(503,340)	$1,923,117
Identifiable assets	$2,387,240	$129,775	$2,517,015
31 July 2005
Segmented revenue	$-	$-	$-
Segmented income (loss) (ii)	$2,630,209	$(449,592)	$2,180,617
Identifiable assets	$240,240	$56,861	$297,101

i)

The North America income for the eleven months ended 30 June 2006 includes a gain of $3,506,833 from the disposition of the Company’s Yapen subsidiary during the 2006 fiscal year (Note 4aii) as well as terminated farm-out proceeds of $100,000.

ii)	The income for North America for the year ended 31 July 2005 includes a gain of $4,059,868 from the disposition of the Company’s GATB subsidiary during the prior year (Note 4b).

10.	Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

11.	Subsequent Events

Subsequent to 30 June 2007:

a)

On 23 July 2007, a private placement was completed for 15,000 Units for total proceeds of $9,750. Each Unit consists of 15,000 common shares and 15,000 stock warrants that are exercisable at $1.00 within two years.

b)

On 23 August 2007, the Company closed an institutional private placement through the issuance of 5,000,000 common shares at $0.65 per share for net cash proceeds of $3,250,000. The placement included 10,000,000 share purchase warrants with each warrant having an exercise price of $0.90 per common share for a three year term. The Company paid a one-time 5% arrangement fee to the institution in the form of 250,000 common shares in lieu of cash. The Company entered into an agreement granting the institution piggyback registration rights in the event of the Company initiated registration of any restricted securities on demand registration rights at any time after the second anniversary of the placement.

c)

On 30 August 2007, the Company incorporated in Delaware, Continental Biofuels Corporation, a wholly owned subsidiary to pursue palm oil to biodiesel projects in Indonesia. On 4 September 2007, $100,000 was transferred to Continental Biofuels Corporation to subscribe the Company's purchase of 1,000 shares representing 100% of the fully paid, issued and outstanding share capital of Continental Biofuels Corporation.

d)	On 17 September 2007, the Company issued 500,000 stock options to a director that are exercisable at $0.65 per share on or before June 30, 2010.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

12.	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

Canadian GAAP varies in certain significant respects from US GAAP. The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes:

a)

Under United States GAAP, stock-based compensation expense for fiscal years up to 31 July 2003 was recorded for non-employees using a fair-value based method of accounting and the Company elected under the Financial Accounting Standards Board’s (“FASB”) APB Opinion 25, “Accounting for Stock Issued to Employees” to adopt only the disclosure provisions of Statements of Financial Accounting Standards (“SFAS”) 123 “Accounting for Stock-Based Compensation” prior to 31 July 2003 for employee stock-based compensation. Until 1 August 2002, the Company was not required, under Canadian GAAP, to record the effect of employee or non-employee stock-based compensation expense. Commencing on 1 August 2002, Canadian GAAP treatment requires the recording of the fair value of all stock-based awards at fair value. As the Company elected to adopt the fair value provisions of SFAS 123 effective August 1, 2003 as described in Note 12(k), commencing August 1, 2003 United States GAAP is consistent with Canadian GAAP. The effect of the differences prior to 1 August 2003 is noted below.

b)

Under United States GAAP, stock-based compensation expense is recorded when shares held in escrow become eligible for release and is based upon the number of shares released and the fair value of the shares at that time. Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded. The effect of this difference is noted below.

c)

Under United States GAAP, full cost accounting, an impairment test is applied to ensure the unamortized capitalized costs in each cost center do not exceed the sum of the present value, discounted at 10%, of the estimated constant dollar, future net operating revenue from proved reserves plus unimpaired unproved property costs less applicable taxes. Under Canadian GAAP, this ceiling test is calculated where cash flows from proved reserves are undiscounted but interest and general and administrative expenses are deducted. If impairment exists, then the amount of the write down is determined using the fair value of reserves. There is no difference between Canadian and United States GAAP with respect to the application of the ceiling test as the properties were determined to be impaired as at 30 June 2007, and therefore were written down to a nominal value.

d)	Earnings per share:

With respect to contingently issuable shares held in escrow, US GAAP requires that contingently issuable shares only be included in the calculation of earnings per share when eligible for release from escrow. Consequently, contingently issuable escrow shares would not have been included in weighted average common shares outstanding and therefore would not have been included in the calculation of loss per share for the periods ended 30 June 2007, 2006 and 31 July 2005.

e)	Income taxes:

Under US GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under US GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

12.	Differences between Canadian and United States GAAP – Continued

f)	Reporting comprehensive income:

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the periods ended 30 June 2007, 2006 and 31 July 2005, comprehensive loss equals the income (loss) for the year.

g)	Exploration stage company:

Pursuant to US GAAP, the Company would be considered an exploration stage company as the Company is devoting its efforts to establishing commercially viable resource properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these financial statements.

h)

Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in joint ventures are accounted for using the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net earnings or shareholders' equity. As allowed under the SEC rules applicable to Form 20-F, no adjustment has been made for this difference.

The following is a summary of the Company’s proportionate share of the financial position, operating results and cash flows of CGX under Canadian GAAP:

	30 June 2007	30 June 2006
Current assets	$110,422	$51,709
Non-current assets	66,061	17,314
Total assets	$176,483	$69,023

Current liabilities	1,755	449
Long-term liabilities	-	-
Total liabilities	$1,755	$449

		Eleven Months	Year Ended
	Year Ended 30	Ended 30 June	31 July
	June 2007	2006	2005
Operating Expenses	$107,497	$4,890	$-
Write-down of resource property costs	92,678	42,230	-
Net loss for the period	$200,175	$47,120	$-

Net cash used in:
Operating activities	$(184,332)	$(46,775)	$-
Investing activities	$(61,148)	$(19,710)	$-
Financing activities	$-	$-	$-

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

12.	Differences between Canadian and United States GAAP – Continued

i)	The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

		Eleven	Year Ended
	Year Ended 30	Months Ended	31 July
	June 2007	30 June 2006	2005

Deficit - As reported	$(13,307,498)	$(10,704,498)	$(26,178,734)
Stock compensation expense on option granted to
non-employees (Note 12a)	(164,573)	(164,573)	(164,573)
Stock compensation expense on escrow shares (Note
12b)	(139,485)	(139,485)	(139,485)

Deficit in accordance with United States GAAP	$(13,611,556)	$(11,008,556)	$(26,482,792)

j)	The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares		Accumulated	Contributed
	Number	Amount	Deficit	Surplus	Total

Shareholders’ equity balance as reported
at 31 July 2005 (Restated)	56,427,936	$23,434,025	$(26,178,734)	$2,742,810	$(1,899)
Stock compensation expense on option
granted to non-employees (Note 12a)	-	-	(164,573)	164,573	-
Stock compensation expense on escrow
shares (Note 12b)	-	-	(139,485)	139,485	-
Shareholders’ equity in accordance with
United States GAAP at 31 July 2005
(Restated)	56,427,936	$23,434,025	$(26,482,792)	$3,046,868	$(1,899)

Shareholders’ equity balance as reported
at 30 June 2006	57,107,936	$10,063,516	$(10,704,498)	$2,998,183	$2,357,201
Stock compensation expense on option
granted to non-employees (Note 12a)	-	-	(164,573)	164,573	-
Stock compensation expense on escrow
shares (Note 12b)	-	-	(139,485)	139,485	-

Shareholders’ equity in accordance with
United States GAAP at 30 June 2006	57,107,936	$10,063,516	$(11,008,556)	$3,302,241	$2,357,201

Shareholders’ equity balance as reported
at 30 June 2007	63,372,381	$11,739,066	$(13,307,498)	$3,221,931	$1,653,499
Stock compensation expense on option
granted to non-employees (Note 12a)	-	-	(164,573)	164,573	-
Stock compensation expense on escrow
shares (Note 12b)	-	-	(139,485)	139,485	-

Shareholders’ equity in accordance with
United States GAAP at 30 June 2007	63,372,381	$11,739,066	$(13,611,556)	$3,525,989	$1,653,499

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

12.	Differences between Canadian and United States GAAP – Continued

k)	Disclosure Reconciliation

A reconciliation of certain of the disclosure items from Canadian presentation to United States presentation is as follows:

Prior to the year ended 31 July 2003, under Canadian GAAP, the Company was not required to disclose the pro forma effect of employee stock option-based compensation in the notes to the financial statements. Under United States GAAP, SFAS 123, “Accounting for Stock-Based Compensation”, establishes financial accounting and reporting standards for stock-based employee compensation plans. The statement encourages all entities to adopt a fair value based method of accounting, but allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion 25, “Accounting for Stock Issued to Employees”. The Company adopted only the disclosure provisions of SFAS 123 prior to 31 July 2003. Commencing on 1 August 2003, the Company elected to expense share-based payments to employees, including grants of employee stock options, based on their fair values at the date of grant.

Commencing on 1 August 2003, the Company also adopted the new recommendations of CICA Handbook Section 3870, which mirrors, in all material respects, SFAS 123, therefore the Canadian GAAP treatment is now consistent with United States GAAP.

On 16 December 2004, the FASB issued SFAS 123(R), “Share-Based Payment”, which is a revision of SFAS 123. SFAS 123(R) supersedes APB Opinion 25, and amends SFAS 95, “Statement of Cash Flows”. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure in the footnotes to financial statements is no longer an alternative. SFAS 123(R) permits public companies to adopt its requirements using one of two methods. The “modified prospective” method recognizes compensation expense based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date, and based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. The “modified retrospective” method includes the requirements of the modified prospective method described above, but also permits entities to restate their historical financial statements based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either for all prior periods presented, or for prior interim periods of the year of adoption. As of 1 January 2006, the Company adopted the “modified prospective” method under SFAS 123(R). As a result of adopting SFAS 123(R) there are no differences between United States and Canadian GAAP relating to stock-based compensation.

l)	New Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). SFAS 159 allows the company to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after 15 November 2007. The Company is currently evaluating the requirements of SFAS 159 and the potential impact on the Company’s financial statements.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

12.	Differences between Canadian and United States GAAP – Continued

l)	Recently Adopted United States Accounting Standards – Continued

In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, an amendment of FASB Statements 87, 88, 106 and 132(R). SFAS 158 requires an employer that sponsors one or more single-employer defined benefit plans to (a) recognize the overfunded or underfunded status of a benefit plan in its statement of financial position, (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS 87, “Employers’ Accounting for Pensions”, or SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, (c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end, and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. SFAS 158 is effective for the Company’s fiscal year ending 30 June 2007. The adoption of SFAS 158 did not expect to have a material impact on the Company’s financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurement". The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on 1 July 2008. The adoption of SFAS 157 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

On July 2006, the FASB issued FIN. 48, “Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)” (“FIN 48”) which is effective for fiscal years beginning after 15 December 2006. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the potential impact of FIN 48, but it is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In March 2006, the FASB issued SFAS 156, “Accounting for Servicing of Financial Assets”, an amendment of SFAS 140. The intention of the new statement is to simplify accounting for separately recognized servicing assets and liabilities, such as those common with mortgage securitization activities, as well as to simplify efforts to obtain hedge-like accounting. Specifically, the FASB said SFAS 156 permits a servicer using derivative financial instruments to report both the derivative financial instrument and related servicing asset or liability by using a consistent measurement attribute, or fair value. SFAS 156 is effective for the Company in its fiscal year beginning on 1 July 2007. The adoption of SFAS 156 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2007 and 2006

12.	Differences between Canadian and United States GAAP – Continued

m)	Recently Adopted Canadian Accounting Standards

In April 2005, the Canadian Accounting Standards Board issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential changes throughout the CICA Handbook. These new standards will affect the company’s Canadian GAAP interim and annual financial statements beginning in the first quarter of 2007. The most significant new standards are as follows:

i) Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the amounts. It also specifies how financial instrument gains and losses are to be presented. Management is currently finalizing its evaluation of the impact of this standard on the Company’s Canadian GAAP financial statements.

ii) Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. The adoption of this standard is not expected to impact the company.

iii) Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income for the company will include holding gains and losses on investments designated as available for sale.

13.	Restatements

The Company has restated its financial statements for the year ended 31 July 2005 in order to record the fair value of share purchase warrants and stock options that were amended by the Company, as disclosed in Note 6d & e.

	31 July 2005
Balance Sheet	As Reported	Adjustments	As Restated
	$	$	$
Share Capital	23,310,162	123,863	23,434,025
Contributed Surplus	2,206,382	536,428	2,742,810
Deficit	(25,518,443)	(660,291)	(26,178,734)

	Year Ended 31 July 2005
Income Statement	As Reported	Adjustments	As Restated
	$	$	$
Financing fees – warrants	-	161,903	161,903
Income for the year	2,342,520	(161,903)	2,180,617
Income per share – basic	0.05	(0.01)	0.04
Income per share - diluted	0.03	(0.00)	0.03

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION
For the Fourth Quarter Ended June 30, 2007

NATURE OF BUSINESS

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation. Continental has acquired rights to an Indonesian production sharing contract area covering 2,427 square kilometers (600,000 acres), the Bengara-II Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Our accompanying consolidated financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is June 30th. All reported amounts are in United States dollars unless otherwise noted.

The date of this report is as of September 28, 2007.

FORWARD-LOOKING INFORMATION

This management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to Continental that are based on the beliefs of its management as well as assumptions made by and information currently available to Continental. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to Continental or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for the continued exploration and development of the Company’s oil and gas properties. Such statements reflect the current views of Continental with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

HIGHLIGHTS OF THE QUARTER

The “Past Quarter” ended June 30, 2007 marks the end of the Fourth Quarter and the end of the twelve months of the Company’s annual fiscal year ending June 30, 2007. Significant events having material effect on the business affairs of the Company which have occurred during the Past Quarter are summarized below:

Seberaba-1 Well Spudded
On April 25, 2007 the Company’s first exploration well on the Bengara-II Block, Seberaba-1, was spudded. The well is programmed to be drilled to a total depth of 4,000 meters (13,120 feet), and will intersect four separate potential pay zones.

Bengara-II Acreage Relinquished
During April 2007 the Company’s 18% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. made its 2nd scheduled relinquishment of area of the Bengara-II PSC in Indonesia as required by the production sharing contract. At the end of the Past Quarter the area of the Bengara-II PSC contract stood at 2,427 square kilometers or 600,000 acres of which the Company’s net acreage is 18% or 108,000 acres.

Share Purchase Warrants Activity
During the Past Quarter the following activity involving the Company’s share purchase warrants occurred:

Exercises - A total of 1,533,334 share purchase warrants having an exercise price of $0.15 each were exercised for net proceeds to the Company of $230,000. A total of 166,667 share purchase warrants having an exercise price of $0.50 each were exercised for net proceeds to the Company of $83,334.

New Issues - No new share purchase warrants were issued. Expiry - No share purchase warrants expired.

Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

Incentive Stock Options Activity
During the Past Quarter the following activity involving the Company’s incentive stock options occurred:

Exercises - A total of 500,000 incentive stock options having an exercise price of $0.15 each were exercised for net proceeds to the Company of $75,000 of which $7,500 was outstanding at 30 June 2007. A total of 300,000 incentive stock options having an exercise price of $0.40 each were exercised for net proceeds to the Company of $120,000.

New Grants - A total of 1,400,000 new incentive stock options were granted to a director, an employee, and four consultants having an exercise price of $0.65 per share and expiring on 30 June 2009.

Expiry - A total of 1,160,000 incentive stock options expired at the end of their term.

Amendments - No amendments were made to the terms of any outstanding incentive stock options.

Shares Issues
During the Past Quarter a total of 2,611,112 new shares were issued and of these 2,500,001 were issued in conjunction with warrants and options exercises with net proceeds to the Company of $508,334 and 111,111 were issued in exchange for services valued at $80,000.

SUBSEQUENT EVENTS

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter ended June 30, 2007 but prior to publication of this report are summarized below:

Seberaba-4 Appraisal Well Spudded in Bengara-II Block
On August 27, 2007 the Company announced that its 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has spudded the Seberaba-4 appraisal well. The Seberaba-4 is the first of 3 planned appraisal wells to further evaluate the Seberaba structure in the Bengara-II Block, onshore East Kalimantan, Indonesia. Drilling of the Seberaba-4 to a planned total depth of 2,800 meters (9,186 feet) is expected to take up to 48 days at a cost of over $5,300,000. The Seberaba-4 will test an updip structural culmination of the large Seberaba structure at a position on the same structure approximately 2.5 kilometers southeast of the Seberaba-1 exploration well location.

Institutional Private Placement with Macquarie Bank
On August 29, 2007 the Company closed a private equity placement with Macquarie Bank Limited. The placement was arranged by the London office of Macquarie’s Energy Capital Group with Macquarie Bank Limited (“Macquarie”) subscribing the equity for its own account.

Continental issued 5,000,000 common shares at a price of $0.65 per share for net proceeds of $3,250,000. The placement included a total of 10,000,000 attached warrants with each having an exercise price of $0.90 per common share for a term of three years. When exercised, the warrants will provide additional net proceeds of $9,000,000.

In addition to the equity placement, Continental also executed a mandate letter with Macquarie which outlines indicative terms and conditions under which Macquarie, on an exclusive basis and subject to technical and commercial due diligence, will arrange additional finance of up to $100,000,000 for the company in the form of senior secured credit, hedging, and equity facilities. The proceeds from such additional funding shall be used to support both further development of the company’s Bengara-II Block oil and gas interests and to purchase or acquire and develop additional international oil and gas interests.

The placement is the first equity investment in Continental by an institutional investor. At the close of the placement the 5,000,000 shares owned by Macquarie represent a position of 7.65% of Continental’s issued and outstanding share capital. Exercise by Macquarie of its warrants would increase its ownership to 19.4% on a partially diluted basis.

The securities issued in the placement are subject to applicable hold periods and trading restrictions under regulationS of the US Securities Act of 1933 and may only be offered, sold or otherwise transferred outside the US or inside the US in accordance with applicable exemptions from registration. Continental entered an agreement granting to Macquarie piggyback registration rights in the event of a Continental initiated registration of any restricted securities and demand registration rights at any time after the second anniversary of the placement.

The company paid a one-time, 5% arrangement fee to Macquarie’s Energy Capital Group in the form of 250,000 common shares in lieu of cash. No additional brokerage or finder’s fees were incurred or paid.

The shares and warrants were acquired by Macquarie for investment purposes and, depending on market and other conditions; Macquarie may increase or decrease its ownership of, or control or direction over, securities of Continental.

Biofuels Subsidiary Formed
On August 30, 2007 the Company formed a new wholly owned subsidiary company in Delaware named Continental Biofuels Corporation for the purposes of developing a business opportunity involving palm oil to biodiesel conversion in Indonesia.

New Director
On September 16, 2007 the Company appointed Mr. Phillip B. Garrison as a Director to fill a vacancy on the board. Mr. Garrison is a resident of Dubai, United Arab Emirates. He is a graduate of the University of Oklahoma and holds an MBA from Southern Methodist University. He is a CPA registered in Texas. He is a past President of the American Business Council in Dubai and is a trustee of the American School of Dubai.

After graduation from OU Mr. Garrison began his career in 1975 in the Oklahoma City office of the public accounting firm of Arthur Young and Company (now Ernst & Young) before eventually becoming the Director of Tax in its Hong Kong office.

In 1987 he joined Caltex (a Chevron-Texaco joint venture company) in its Irving, Texas office before being posted to Caltex’s Dubai office in 1994. After serving in various regional positions he was appointed Managing Director - Gulf Region responsible for all aspects of Caltex downstream and marketing activities in the Middle East.

In 2001 he founded Downstream Developments Inc. in Dubai and consults on and develops ventures for transportation and logistics, oil and gas infrastructure projects, and petroleum product marketing. Recently he has worked with the Falcon Group of Dubai, a FEDEX subcontractor in the Middle East and North Africa, as its Managing Director - Ground, where he ran operations for land express cargo and logistics services. He is presently working with Specialist Group Dubai as its executive officer in charge of operations for its British Military contracts providing logistics, bulk fuels transportation, and waste management services in Iraq and other parts of the Middle East region.

Seberaba-3 Appraisal Well Spudded in Bengara-II Block
On September 24, 2007 the Company announced that its 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has spudded the Seberaba-3 appraisal well. The Seberaba-3 is the second of 3 planned appraisal wells to further evaluate the Seberaba structure in the Bengara-II Block, onshore East Kalimantan, Indonesia. Drilling of the Seberaba-3 to a planned total depth of 2,800 meters (9,186 feet) is expected to take up to 49 days at a cost of over $5,400,000.

The Seberaba-3 will test an updip structural culmination of the large Seberaba structure at a position on the same structure approximately 2.3 kilometers northwest of the Seberaba-1 exploration well location, and approximately 5.0 kilometers northwest of the Seberaba-4 appraisal well location.

The Seberaba-3 appraisal well is being drilled with the same drilling rig used to drill the Seberaba-1 wildcat exploration well. Drilling on Seberaba-1 was terminated short of the planned 4,000m total depth after having reached a total depth of 2,946m. A 7” liner was set at 2,917m in the third sidetrack after the original hole and first two sidetrack holes were lost due to encountering a zone of overpressure below 2,930m. A smaller workover rig has been moved onto the Seberaba-1 to conduct a series of drill stem tests.

Share Purchase Warrants Activity
Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues - A total of 15,000 share purchase warrants having an exercise price of $1.00 each expiring on July 23, 2009 were issued in conjunction with a private placement. A total of 10,000,000 share purchase warrants having an exercise price of $0.90 each and having a three year term expiring on August 29, 2010 were issued in conjunction with a private placement.

Expiry - No share purchase warrants expired.

Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

Incentive Stock Options Activity
Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants - A total of 500,000 new incentive stock options were granted to a director having an exercise price of $0.65 per share and expiring on 30 June 2010.

Expiry - No outstanding incentive stock options expired.

Amendments - No amendments were made to the terms of any outstanding incentive stock options.

Shares Issues
Subsequent to the end of the Past Quarter and up to the date of this report, a total of 5,265,000 new shares were issued pursuant to a private placement for net proceeds to the Company of $3,265,000.

Shareholding
As of the date of this report the Company had 68,637,381 common shares issued and outstanding.
As of the date of this report the Company had 5,150,000 unexercised stock options issued and outstanding.
As of the date of this report the Company had 13,740,000 unexercised warrants issued and outstanding.
As of the date of this report the Company had Nil preferred shares issued and outstanding.

RESULTS OF OPERATIONS

Financial Results for the Fourth Quarter Ended June 30, 2007

The Past Quarter ended June 30, 2007 marks the end of the Fourth Quarter and the twelve months of the Company’s annual fiscal year ending June 30, 2007.

Selected Annual Information

The following table sets out selected annual financial information of Continental and is derived from the Company’s audited consolidated financial statements for the twelve months and fiscal year ended June 30, 2007 and the eleven months ended June 30, 2006 and for the twelve months and fiscal year ended July 31, 2005.

		2007		2006*		2005
Sales		$-		$-		$-
Income (Loss) for the Year		$(2,603,000)		$1,923,117		$2,180,617
Income (Loss) per Share – Basic		$(0.04)		$0.03		$0.04
Income per Share – Diluted		$(0.04)		$0.03		$0.03
Total Assets		$1,763,948		$2,517,015		$297,101
Total Long-term Liabilities		$-		$-		$-
Dividends Declared	$	Nil	$	Nil	$	Nil

* The Fiscal 2006 only consists of 11 months due to a change in fiscal year end from 31 July to 30 June.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.

Period	Revenues	Loss from Continued Operations and Net Income (loss)	Basic Income (Loss) per Share from Continued Operations and Net Income (loss)	Fully Diluted Income per Share from Continued Operations and Net Income (loss)
4th Quarter 2007	Nil	(973,445)	(0.01)	(0.01)
3rd Quarter 2007	Nil	(466,714)	(0.01)	(0.01)
2nd Quarter 2007	Nil	(627,461)	(0.01)	(0.01)
1st Quarter 2007	Nil	(535,380)	(0.01)	(0.01)
4th Quarter 2006 *	Nil	(527,163)	(0.01)	(0.01)
3rd Quarter 2006	Nil	(344,393)	(0.01)	(0.01)
2nd Quarter 2006	Nil	(656,462)	(0.01)	(0.01)
1st Quarter 2006	Nil	3,451,135	0.06	0.05

* The 4th Quarter 2006 only consists of 2 months due to a change in fiscal year end from 31 July to 30 June.

  Current Working Capital Situation
  As at June 30, 2007, the Company's consolidated financial statements reflect a working capital position of $1,564,812. This represents a decrease in the working capital of approximately $722,110 compared to the June 30, 2006 working capital of $2,286,922. The decrease was mainly due to the Company’s general and administrative expenditures during the period offset by financing proceeds. The cash balance at June 30, 2007 was $1,514,279 compared to $2,395,727 as at June 30, 2006, a decrease of $881,448.

  The Company used $1,757,963 for operating activities during the year ended June 30, 2007 compared with $1,307,858 in the eleven months ended June 30, 2006.

  The cash resources used for investing activities during the year ended June 30, 2007 was $156,818 compared with $3,515,074 which was provided in the eleven months ended June 30, 2006. The Company’s property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties. The current year amount includes the proceeds from the sale of Bengara shares in the amount of $21,000 as well as equipment purchases of $55,574. The prior year amount includes the proceeds from the Yapen sale, net of closing costs in the amount of $3,506,834 as well as equipment purchases of $99,950.

  The cash resources provided by financing activities during the year ended June 30, 2007 was $1,033,333 compared with $89,613 in the eleven months ended June 30, 2006. During the current period the company received proceeds of $1,033,333 for share issuances compared with $102,000 in the prior eleven month period.

  Investments
  During the year ended June 30, 2007, the Company invested $259,886 in its Indonesian oil & gas properties and recovered $146,500 from its farm out partner, GeoPetro. The Company also invested $55,574 in equipment purchases mainly relating to computer and computer software.

  Finance
  During the year ended June 30, 2007 there were 3,330,000 Stock Options and 2,823,334 Warrants exercised, and 111,111 shares issued for services generating proceeds to the company of $1,033,333.

  On June 30, 2007, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 4,650,000 shares at prices ranging from $0.15 to $0.65 and expiring at varying dates between June 29, 2008 and June 30, 2009.

  On June 30, 2007, the Company had warrants outstanding to purchase an aggregate of 3,725,000 shares at prices ranging from $0.15 to $0.40 and expiring at June 30, 2008.

  Operations
  Overall, the Company had a loss from operations during the year ended June 30, 2007 of $2,603,000 compared to income of $1,923,117 in the eleven months ended June 30, 2006. The largest difference was the fact that the Company sold its Yapen subsidiary in the prior year for cash proceeds of $3,600,000 and recorded a gain of $3,506,833 on disposition. During the current year, the Company sold 70% of its shares in its Bengara subsidiary for cash proceeds of $21,000 and recorded a gain of $23,906 on disposition. The Company had a loss per share of $0.04 in 2007 compared to income per share of $0.03 in 2006. The fully diluted loss per share is $0.04 in 2007 compared to income per share of $0.03 in 2006.

  During the year ended June 30, 2007, the Company elected to remove certain accounts payable in the amount of $15,739 off its books during the current fiscal period due to the fact that they were over 6 years old and the Company has received no correspondence from these vendors over this period. These payables were on the books of the Company when the current management took over the Company and have been maintained for conservative purposes, but upon legal advice they are now being written off resulting in a gain of $15,739. During the current year the Company generated $81,995 in interest income compared with $75,856 in the prior eleven month period ended June 30, 2006.

  General and administrative expenses increased by $1,123,687 from $1,487,567 to $2,611,254 for the eleven months ended June 30, 2006 and year ended June 30, 2007 respectively. The significant changes to general and administrative expenses are as follows. The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $673,242 for the year ended June 30, 2007 compared to $178,564 in the eleven months ended June 30, 2006. During the period, the Company amended the terms of certain share purchase warrants outstanding. The Company has recorded the fair value of the amended warrants as financing fees, being $112,723 for 2007 compared to $155,419 for 2006. Management fees increased by $324,890 from $415,632 to $740,522. The increase is due to an increase to a director’s management contract as well as utilizing additional management staff in the Company’s Indonesian operations and bonuses of $200,000 paid to two directors in recognition of valuable service to the Company. The company utilized more consultants in the period and therefore spent $127,901 which is an increase of $62,869 over the prior period. Rent increased by $22,189 from $67,797 to $89,986. The increase relates to higher premises costs in Dallas. Travel increased by $104,063 from $134,166 to $238,229. The travel increase is due to the company’s efforts to promote its properties and business plan as well as the establishment of strategic relationships throughout the world. Investor relations increased by $155,769 from $13,127 to $168,896. The increase is due to two investor relation contracts, advertising contracts and conferences which Company’s management attended throughout the year. Office expenses increased by $36,569 from $109,818 to $146,387. The increase in office expenses is due the increased activity of the company and is consistent with the general increase of operating expenses in the current period. Professional fees increased by $129,540 from $74,271 to $203,811. The current period consisted of higher accounting and auditing costs. Foreign exchange loss decreased by $16,052 from $23,677 to $7,625. All other expense groups appear consistent with the comparative period and some decreased slightly.

ADDITIONAL DISCLOSURE

Material Contracts & Commitments
During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed herein or in the audited financial statements for the fiscal year ended June 30, 2007 published herewith.

Related Party Transactions
During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein or in the audited financial statements for the fiscal year published herewith.

Expenditures made by the Company to related parties during the fiscal year ended June 30, 2007 and balances receivable from related parties as at June 30, 2007 are as follows:

  During the year, management, director, or officer fees in the amount of $425,625 (2006 - $247,500; 2005 - $360,000) were paid or accrued to directors of the Company or a director of one of the Company’s subsidiaries. Of that amount, $28,125 (2006 - $103,125) has been recorded in resource property costs. In addition, the Company paid bonuses totaling $200,000 (2006 - $120,000 ; 2005 - $Nil) to two directors during the year. In addition, the Company provided accommodations for a director of the Company in Indonesia at a cost of $19,020 (2006 - $33,000 ; 2005 - $36,000). This amount is included in rent expense.

  During the 2006 fiscal year, management wrote down a receivable of $138,178 determined to be uncollectible which was owing from a company controlled by the estate for a deceased director (the “defendant”). Subsequent to 30 June 2007, a statement has been filed on behalf of the defendant and the Company is in the process of filing documentation in relation to the claim. Management intends to pursue full collection of the receivable until payment or settlement is reached.

  As at 30 June 2007, $9,583 (2006 - $Nil) is receivable from a director of the Company and included in accounts receivable and prepaid expenses and $7,864 (2006 - $ Nil) is payable to two directors of the Company and netted against accounts receivable and prepaid expenses.

  During the 2007 fiscal year, certain share capital transactions occurred with directors, former directors, and or their family members. Of these a total of 1,333,334 (2006 - 200,000) common shares were issued attributable to exercised warrants for total proceeds of $200,000 (2006 - $30,000). A total of 1,230,000 (2006 - 330,000) common shares were issued attributable to exercised options for total proceeds of $184,500 (2006 - $49,500).

Investor Relations, Publicity and Promotion
During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein, except for the following:

  On May 1, 2007 the Company engaged Designated Marketing, LLC of Frisco, Texas to carry out a targeted mail out campaign consisting of 600 postcards per day over a six month period. The mail out was sent to a list of small-cap investors who have shown interest in investing in similar companies in the past. Designated Marketing maintains a staff who answer calls from investors who respond to the postcard, and then send additional information about the Company to these potential buyers. The company paid Designated Marketing a one-time, lump sum fee of $100,000, consisting of $20,000 cash and 111,111 shares of restricted stock.

Finder's Agreements, Financial Advice & Fund Raising
During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Significant Accounting Policies
The details of the Company’s accounting policies are presented in note 2 of the or in the audited financial statements for the fiscal year ended June 30, 2007 published herewith. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on the financial results:

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations, as prescribed by the Canadian Institute of Chartered Accountants, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in cost centres established on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs on significant investments in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

Upon establishing production, the costs related to each cost centre from which there is production, together with the costs of production equipment, will be depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country. Oil and natural gas reserves and production will be converted into equivalent units based upon estimated relative energy content. Costs of acquiring and evaluating significant unproved properties will be initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment will be added to costs subject to depletion.

The capitalized costs less accumulated amortization in each cost centre from which there is production will be limited to an amount equal to the estimated future net revenue from proved reserves (based on estimated future prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties ("ceiling test"). The total capitalized costs less accumulated depletion and amortization and deferred taxes of all cost centres will be further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes.

The costs (including exploratory dry holes) related to cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs are assessed annually to determine whether it is likely such costs will be recovered in the future. Costs unlikely to be recovered in the future are written off.

Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

Management’s Estimates
"The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. Significant areas of assumptions are: impairment of resource properties and the assumptions used in calculating the fair value of options.

Evaluation of Disclosure Controls
As required by Multilateral Instrument 52-109, management carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of June 30, 2007. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations and are effective in ensuring that information required to be disclosed in the reports that the Company files is accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure.

Internal Controls and Procedures
Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles. As at the end of the period covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws. Based on the Chief Executive Officer and the Chief Financial Officer’s review of the design of internal controls over financial reporting, the Chairman and President have concluded that the design of internal controls is adequate for the nature of the Company’s business and size of its operations. As a small organization, and similar to other small organizations, the Company’s management is composed of a small number of key individuals, resulting in a situation where limitations on the segregation of duties as well as expertise in such areas as complex calculations and estimations do not exist, as such these risks are compensated by more effective supervision and monitoring by the Chief Executive Officer and the Chief Financial Officer as well as reliance on third party expertise where appropriate. It is important to note that in order to eliminate the potential risk associated with these issues the Company would be required to hire additional staff in order to provide greater segregation of duties and expertise in certain areas. Currently the Company has chosen to disclose the potential risk in its annual filings and proceed with increased staffing as the Company’s growth supports such overhead expansion.

Approval
The Board of Directors of Continental has approved the disclosure contained in this MD&A.

Additional Information
Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation
Except for any contingencies elsewhere disclosed herein, or in the or in the audited financial statements for the fiscal year ended June 30, 2007 published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company except as follows:

  On June 22, 2007 the Company registered a claim in the Vancouver Registry of the Supreme Court of British Columbia against Gail Margaret Schell, Executrix of the estate of Gary Robert Schell; Gail Margaret Schell; and Milner Downs Equestrian Centre Ltd. to recover an amount of approximately CDN$183,000, plus interest and legal costs, that the Company believes is owed to it by its deceased former Director and Officer Mr. Gary R. Schell.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements for the fiscal year ended July 31, 2004. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

---o0o---

Form 52-109F1 Certification of Annual Filings

I, Richard L. McAdoo, President and Chief Executive Officer of Continental Energy Corporation, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Continental Energy Corporation (the issuer) for the period ending June 30, 2007;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: October 15, 2007

(signed) ”Richard L. McAdoo”
Name: Richard L. McAdoo
Title: President and Chief Executive Officer

Form 52-109F1 Certification of Annual Filings

I, James D. Eger, Chief Financial Officer of Continental Energy Corporation, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Continental Energy Corporation (the issuer) for the period ending June 30, 2007;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: October 15, 2007

(signed) ”James D. Eger”
Name: James D. Eger
Title: Chief Financial Officer

14001 Dallas Parkway, Suite 1200
Dallas, Texas 75240 USA
PH 1-972-934-6774 FX 1-972-934-6718
WEB: www.continentalenergy.com

NOTICE OF ANNUAL GENERAL MEETING 2007

NOTICE is hereby given the Annual General Meeting (the "AGM") of the shareholders (the “Members”) of CONTINENTAL ENERGY CORPORATION (the "Company") will be held at the offices of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, 510 Burrard Street, 2nd Floor, Vancouver, BC, Canada, on the 8th day of November, 2007, at 10 A.M., local time. The Record Date for the AGM is October 2, 2007 and all registered shareholders as of the Record Date are entitled to vote at AGM. Notice of the date and other particulars of the AGM was published on October 3, 2007.

PURPOSE OF MEETING AND RELATED DOCUMENTS

The purpose of the AGM is to review and consider the annual report by the Company’s directors to the Members together with the consolidated financial statements of the Company and independent auditor's report thereon, for the financial year ended June 30, 2007 (the “Fiscal 2007 Financial Statements”). Copies of the 1) Fiscal 2007 Financial Statements, 2) an Information Circular containing additional pertinent Company information and describing in detail the pros and cons of certain matters to be acted upon at the AGM and 3) a Form of Proxy for use in voting on issues raised at the AGM are included with the package containing this Notice.

MATTERS TO BE ACTED UPON AT THE MEETING

The following additional matters have been placed on the AGM agenda for the purpose of determining a course of action thereon, by vote of the Members, utilizing the attached Form of Proxy and in accordance with the Company’s Memorandum and Articles of Association:

1.	To elect directors for the ensuing year.

2.	To appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor.

3.

To approve and ratify incentive stock options, and amendments to incentive stock options, granted to insiders which have not previously been approved by the members; and authorize the directors in their discretion to grant stock options to insiders and to amend stock options granted to insiders, subject to regulatory approvals, as more fully set forth in the Information Circular accompanying this notice.

4.

To confirm, ratify and approve proceedings, resolutions, acts, deeds and things done, on behalf of the Company, by the Board of Directors, the Directors and the Officers of the Company during the year preceding the AGM.

5.	To transact such further or other business as may properly come before the meeting and any adjournments thereof.

INFORMATION CIRCULAR
The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

USE OF FORM OF PROXY
If you are unable to attend the meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the Form of Proxy accompanying this notice.

This notice accompanies the Information Circular mailed to shareholders and dated October 10, 2007.

On Behalf of the Company

<Signed>

JAMES D. EGER
DIRECTOR & CFO

14001 Dallas Parkway, Suite 1200
Dallas, Texas, 75240, USA
PH 1-972-934-6774 FX 1-972-934-6718
WEB: www.continentalenergy.com
EMAIL: mail@continentalenergy.com

I N F O R M A T I O N C I R C U L A R
At the Record Date: October 2, 2007

SHAREHOLDERS OF RECORD AT THE RECORD DATE ARE ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING. ALL INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR IS CURRENT AS OF THE RECORD DATE EXCEPT AS OTHERWISE INDICATED HEREIN.

This information circular is furnished in connection with the solicitation of proxies by the management of CONTINENTAL ENERGY CORPORATION (the "Company") for use at the Annual General Meeting (the "AGM") of the Company to be held on the 8th day of November 2007 at the offices of the Company’s registrar and transfer agent Computershare Trust Company of Canada, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, Canada, at 10:00 A.M. local time and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company. Holders of the Company's common shares of record at the close of business on October 2, 2007 will be entitled to receive this information circular and notice of the AGM and vote at the AGM.

REVOCABILITY OF PROXY
The persons named as proxy holders in the enclosed form of proxy are directors or officers of the Company. Any member returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or by his attorney authorized in writing or, if the member is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Company, at any time up to and including the last business day preceding the day of the AGM, or any adjournment thereof, or with the chairman of the AGM on the day of the AGM.

VOTING OF PROXIES
A MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY. TO EXERCISE THIS RIGHT, THE MEMBER MAY INSERT THE NAME OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKE OUT THE OTHER NAMES OR MAY SUBMIT ANOTHER PROXY. THE SHARES REPRESENTED BY PROXIES IN FAVOR OF MANAGEMENT WILL BE VOTED ON ANY BALLOT (SUBJECT TO ANY RESTRICTIONS THEY MAY CONTAIN) IN FAVOR OF THE MATTERS DESCRIBED IN THE PROXY. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSON NAMES THEREIN AS PROXY HOLDER WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THIS MEETING. AT THE DATE OF THIS INFORMATION CIRCULAR, MANAGEMENT OF THE COMPANY KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO COME BEFORE THE MEETING.

COMPLETION AND RETURN OF PROXY
Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., 510 Burrard Street, Vancouver, B.C. V6C-3B9, not later than forty-eight hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

THE COMPANY
Continental Energy Corporation (the "Company") was incorporated under the laws of the province of British Columbia on May 29, 1984 under the name "Intl. Focus Res. Inc.". On January 3, 1996 the Company changed its name from "Intl. Focus Res. Inc." to "Continental Copper Corporation". On October 23, 1997 the name of the Company was changed to Continental Energy Corporation. The address of the registered office of the Company and its address for service in Canada is located at the offices of the Company's accountants, Avisar Chartered Accountants, Suite 206, 9440 202nd Street, Langley, British Columbia, V1M 4A6, Canada. The Company is an oil and gas exploration enterprise focusing its efforts on high potential reward exploration properties in Indonesia. As of the date of this Information Circular the Company's oil and gas properties are not producing any revenues. All of the Company’s properties are in the exploration or pre-development stage and no proven oil and gas reserves are attributed to them.

Continental Energy Corporation AGM 2007 Information Circular	Page 1 of 6

SHARE TRADING MARKETS
The Company is a reporting issuer in British Columbia subject to the rules and regulation of the British Columbia Securities Commission (the "Commission"). The Company's Common Shares are quoted on the National Association of Securities Dealers (NASD) over-the-counter bulletin board (OTCBB) in the USA under the symbol "CPPXF" since 24 March 1998. The Company is a full reporting Company as defined by the US Securities and Exchange Commission (the "SEC"). The Company files annually with the SEC a "Form-20F" as a foreign corporation instead of the equivalent annual “Form-10K” required of domestic USA companies.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
The Company is authorized to issue six hundred million (600,000,000) shares divided into 500,000,000 common shares without par value (the "Common Shares") and 100,000,000 preferred shares without par value. Of the 500,000,000 authorized Common Shares, 68,637,381 are issued and outstanding as of the date of this circular. No preferred shares are issued. The Board is authorized by the shareholders to create special classes of preferred shares in certain circumstances but no special class of preferred shares has yet been created. The holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on December 7, 2005 will be entitled to receive notice of and vote at the AGM. Particulars of the securities and voting Common Shares of the Company issued as of the record date are shown in the table below.

Authorized Capital		Issued and Outstanding Securities
Type of Security	Number of Shares	Last Audited Year End June 30, 2007	Last Unaudited Quarter End September 30, 2007	At The Record Date October 2, 2007
Common Shares	500,000,000	63,372,381	68,637,381	68,637,381
Preferred Shares	100,000,000	-0-	-0-	-0-

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company except two companies operating as a nominee securities depositories for brokerage companies, the Canadian Depository for Securities, Inc. (“CDS”) and an American depository, CEDE. At the Record Date CDS appears as the registered holder of 38,034,872 shares of the Company representing 55% of the Company’s issued and outstanding shares as at the record date. At the Record Date CEDE appears as the registered holder of 11,680,433 shares of the Company representing 17% of the Company’s issued and outstanding shares. The Company is not aware of the identities of beneficial owners of the shares held by nominee depositories CDS or CEDE.

DIRECTORS, INSIDERS AND THEIR COMPENSATION

The directors of the Company are elected at each AGM and hold office until the next AGM. In the event or resignation of a sitting director, the board of directors may act to appoint a replacement director until the next AGM. The Company is authorized to have up to five directors.

DIRECTOR COMMITTEES
The Company does not have an executive committee. The Company is required to have, and does have, an audit committee consisting of a majority of non-executive directors. The Company also has a compensation committee consisting of a majority of non-executive directors which recommends compensation for key employees and senior management. The Company also has a reserves committee consisting of a majority of executive directors which reviews the Company’s annual reserves statements. Members of the standing committees are identified in the table below.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS
There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise.

COMPENSATION OF DIRECTORS
The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors of the Company, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular except for those arrangements providing compensation to directors also serving as “Named Executive Officers” as disclosed and described in the table in the section below entitled “Compensation of Named Executive Officers”.

PROPOSED CANDIDATES FOR ELECTION AS DIRECTORS AT THE AGM

Continental Energy Corporation AGM 2007 Information Circular	Page 2 of 6

The management of the Company proposes to nominate each of the following four (4) persons for election as a director. Each of the nominees are currently serving directors as of the date of this Information Circular and are therefore nominees for re-election as directors. Each of the nominees has indicated his willingness to continue service if re-elected. Nominations of additional directors may be made at the AGM, however, the names of such nominees are not known by management as of the date of this Information Circular.

Information furnished by the nominees for director at the AGM and represented to be accurate as of the Record Date or the date indicated is summarized in the following table.

Name, Municipality of Residence and Position	Principal occupation and if not a previously elected director, occupation during the past 5 years	Previous Service as a Director Since	Number of Common Shares beneficially owned or directly or indirectly controlled [4]
Richard L. McAdoo[1,3] Jakarta, Indonesia President and Director	Certified Petroleum Geologist	January-1999	4,829,158 shares 1,000,000 options 790,000 warrants
James D. Eger [2,3] Dallas, Texas, USA Secretary and Director	Petroleum Geologist, Stock Broker	October-2004	930,000 shares 1,000,000 options No warrants
Phillip B. Garrison 1, 2 Dubai, UAE Non-Executive Director	Independent Businessman	September-2007	No shares 500,000 options No warrants
David W.T. Yu 1, 2 Hong Kong, China Non-Executive Director	Independent Businessman	April-2005	5,166,668 shares 500,000 options 2,000,000 warrants
Notes:
[1] Member of the audit committee. [2] Member of the compensation committee. [3] Member of the reserves committee.
[4] Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Record Date, based upon information furnished to the Company by individual directors. Unless otherwise indicated below, such shares are held directly.

RESUME OF COMPANY'S CANDIDATES PROPOSED FOR RE-ELECTION AS DIRECTORS
The expertise and relevant educational background of the nominees for director are as follows:

  Richard L. McAdoo holds a Bachelors degree in Geology and Masters degrees in Geophysics from Texas Tech University; and a Masters degree in Business Administration from Boston University. He is registered as a Certified Petroleum Geologist by the American Association of Petroleum Geologists. Actively involved in the international oil exploration and production business for the last 24 years, Mr. McAdoo has held a variety of technical and management positions in exploration and production for Mobil Oil Company, Phillips Petroleum Company, Jackson Exploration, Inc., Triton Energy Corporation, Tracer Petroleum Company, and others in many regions including the North Sea, Middle East, Africa, South America, FSU and Asia.
  James D. Eger holds a Bachelors degree in Earth Science from Antioch College, and three Masters degrees -- in Geology, Marine Affairs, and Business Administration -- from the University of Florida, University of Rhode Island, and Boston University, respectively. His career spans more than 25 years, with more than 13 years in international oil exploration, and 12 years in the securities and investments industry. Initially, he served as an exploration geologist with Phillips Petroleum Company, from 1978 to 1982, in Bartlesville, Oklahoma, as well as Singapore and London. His overseas assignments included working in the North Sea, North Africa and Indonesia. In 1982, he joined Jackson Exploration, serving as the company's General Manager and Chief Geologist in Jakarta, and later in Dallas where he was responsible for overseeing that company's new ventures activities. In 1987, he joined Dean Witter Reynolds Inc., stationed both in New York and Dallas, where he specialized in energy futures, international equities, and options and currency trading. In 1992 he was named Vice President of Finance for Tracer Petroleum in Vancouver, where he was responsible for financing activities and management of the company's cash assets. In 1994 he joined Southwest Securities Inc. in Dallas, where he specialized in oil and gas and international equities. From 1998 to 2000 he was President of Dimensions West Energy, Inc. and in 2000 rejoined Southwest Securities in Dallas until leaving in 2004 to join the company.
  David W.T. Yu, a resident of Hong Kong, is an experienced independent financial professional with thirty years experience in the securities, commodities, bullion, and foreign exchange trading business in Hong Kong. He has been employed by Rothschild & Sons, Shearson American Express, and Citibank. Recently Mr. Yu has led negotiations that led to long term intergovernmental oil supply agreements between the Chinese government and oil producing nations in Africa in exchange for Chinese government backed investment in economic development, trade and infrastructure projects. He is currently working on similar deals in South America and in West Africa.

Continental Energy Corporation AGM 2007 Information Circular	Page 3 of 6

  Phillip B. Garrison is a resident of Dubai, United Arab Emirates. He is a graduate of the University of Oklahoma and holds an MBA from Southern Methodist University. He is a CPA registered in Texas. He is a past President of the American Business Council in Dubai and is a trustee of the American School of Dubai. After graduation from OU Mr. Garrison began his career in 1975 in the Oklahoma City office of the public accounting firm of Arthur Young and Company (now Ernst & Young) before eventually becoming the Director of Tax in its Hong Kong office. In 1987 he joined Caltex (a Chevron-Texaco joint venture company) in its Irving, Texas office before being posted to Caltex’s Dubai office in 1994. After serving in various regional positions he was appointed Managing Director - Gulf Region responsible for all aspects of Caltex downstream and marketing activities in the Middle East. In 2001 he founded Downstream Developments Inc. in Dubai and consults on and develops ventures for transportation and logistics, oil and gas infrastructure projects, and petroleum product marketing. Recently he has worked with the Falcon Group of Dubai, a FEDEX subcontractor in the Middle East and North Africa, as its Managing Director - Ground, where he ran operations for land express cargo and logistics services. He is presently working with Specialist Group Dubai as its executive officer in charge of operations for its British Military contracts providing logistics, bulk fuels transportation, and waste management services in Iraq and other parts of the Middle East region.

COMPENSATION OF NAMED EXECUTIVE OFFICERS
The following table (presented in accordance with the rules (the “Rules”) made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and/or to its majority owned subsidiaries for the three most recently completed financial years in respect of each of the individuals who were, as at June 30, 2007 the Chief Executive Officer and the other most highly compensated executive officers and consultants of the Company (collectively "the Named Executive Officers" or “NEOs”) whose individual total compensation for the most recently completed financial year exceeds CDN$100,000 (US$ 65,000) including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year: Because of the change in Fiscal Yearend to June 30, beginning FY2006, the June 30/06 figures in the following chart represent an 11 month period.

Summary Compensation Table
Annual Compensation					Long Term Compensation
Name and Principal Position	Fiscal Year Ended	Salary[1] (US$)	Bonus[1] (US$)	Other Annual Compensation[2] (US$)	Securities Under Option Granted	Restricted Securities	LTIP Payouts	All Other Compensation (US$)
Richard L. McAdoo Director & President- CEO	June 30/07 June 30/06 July 31/05	$105,000 Nil Nil	$125,000 $60,000 Nil	$59,550[2] $137,500[2] $150,000[2]	Nil Nil 1,000,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
James D. Eger Director, VP-CFO, & Secretary	June 30/07 June 30/06 July 31/05	$150,000 Nil Nil	$75,000 $ 30,000 Nil	Nil $105,000 $90,000	Nil Nil 1,000,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes to the Summary Compensation Table:

1

Salary & Bonus Paid By The Company The Company’s Named Executive Officers (“NEO”s) were compensated directly by the Company in respect of Salary and Bonus as indicated in the respective columns for same in the Summary Compensation Table above. Fiscal year 2006 was an 11 month year because of a change in fiscal year end.

2

Other Annual Compensation Paid by Majority Owned Subsidiaries During the fiscal year periods indicated in the preceding Summary Compensation Table, other annual compensation was indirectly paid by the Company in proportion to its percentage shareholding of the Indonesian operating affiliate, Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”). Prior to a change of shareholding and of control of CGB2 on September 29, 2006 the Company contributed only its 60% share of such other annual compensation and after which it is deemed to contribute its 18% share, the value of which is indicated in the table above.

OPTION GRANTS AND EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Stock Option Plan: The Company’s shareholders approved a Stock Option Plan at the January 25, 2006 Annual General Meeting. The Stock Option Plan provides a policy and guidelines for issuing incentive stock options to directors, officers, employees and consultants.

Grants: During the year, the Company granted a total of 2,200,000 new incentive stock options to directors, officers, consultants and employees. Of these a total of 1,400,000 new incentive stock options were granted having an exercise price of $0.65 per share and expiring on 30 June 2009; a total of 500,000 were granted having an exercise price of US$0.40 per share and expiring on June 30, 2009; and a total of 300,000 were granted having an exercise price of US$0.40 per share and expiring on June 30, 2007.

Continental Energy Corporation AGM 2007 Information Circular	Page 4 of 6

Amendments: During the year, the Company amended the term of 600,000 incentive share purchase options with no change to their $0.15 exercise price. The term was extended from July 30, 2006 until June 30, 2007.

Expirations: During the year a total of 2,522,426 incentive stock options expired at the end of their term without exercise.

Exercises: During the year 3,330,000 incentive stock options were exercised with net proceeds to the Company of $574,500.

RESTRICTED SHARES AND LONG TERM INCENTIVE PLAN AWARDS (LTIP)
The Company does not have a restricted shares program or Long Term Incentive Plan Awards (“LTIP” as referred to in the Summary Compensation Table above) pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) to Named Executive Officers, directors or other employees.

MANAGEMENT CONTRACTS
Most management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company who are listed in the table above and are serving the Company as Named Executive Officers.

Pursuant to a direct personal services agreement dated January 1, 2007, Mr. Richard L. McAdoo acts as President and CEO and provides executive and operational management services to the Company at a salary of $ 17,500 per month. Under the contract the Company reimburses Mr. McAdoo for personal family medical insurance and out of pocket personal expenses incurred on behalf of the Company. Prior to January 1, 2007 Mr. McAdoo’s salary compensation was paid by the Company’s partially owned Indonesian operating subsidiary and the Company was only responsible for contributing its proportional ownership share thereof.

Pursuant to a direct personal services agreement dated January 1, 2007, Mr. James D. Eger acts as Vice President and CFO and provides executive and financial management services to the Company at a salary of $ 12,500 per month. Under the contract the Company reimburses Mr. Eger for personal family medical insurance and out of pocket personal expenses incurred on behalf of the Company.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS
The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by any Named Executive Officer in the Company's most recently completed or current financial year to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except for compensation paid or accrued to directors and named senior management as described above herein.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON AT THE AGM
Except as set out herein, no director or senior officer of the Company or any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the AGM.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE AGM

The members will be asked at the AGM to consider and take action including voting in accordance with the Form of Proxy attached with regard to passing ordinary and special resolutions as may be required in regard to the following issues.

VOTE ISSUE – 1 : ELECTION OF DIRECTORS
The members will be asked to elect a slate of directors for the forthcoming year to serve until the next AGM. Nominees for election as directors at this AGM as proposed by management are the individuals listed below and described in the preceding section. Management recommends a vote “For” each of its nominees. Other nominees or alternate nominees may be made from the floor at the AGM. Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the management’s recommended nominees: 1) Mr. R.L. McAdoo, 2) Mr. James D. Eger, 3) Mr. Phillip B. Garrison and 4) Mr. David W.T. Yu.

Continental Energy Corporation AGM 2007 Information Circular	Page 5 of 6

VOTE ISSUE – 2 : APPOINTMENT OF AUDITOR

The members will be asked to appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Dale, Matheson, Carr-Hilton & Labonte LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

VOTE ISSUE – 3 : APPROVE STOCK OPTIONS

The members will be asked to approve and ratify incentive stock options, and amendments to incentive stock options granted to insiders, directors, senior officers, employees or consultants of the Company which have not previously been approved by members and to authorize the directors in their discretion to grant stock options to insiders, directors, senior officers, employees or consultants and to amend stock options granted to insiders, directors, senior officers, employees or consultants, subject to all necessary regulatory approvals. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with any Company Stock Option Plan in effect and in compliance with applicable regulations promulgated by regulatory authorities having jurisdiction. Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Stock Option and Amendments to Option Agreements Granted by the Board of Directors since the last AGM and authorize the Directors at their Discretion to grant future options in compliance with applicable regulations promulgated by regulatory authorities having jurisdiction.

VOTE ISSUE – 4 : RATIFY ACTS OF DIRECTORS AND OFFICERS

The members will be asked to confirm, ratify and approve all proceedings, resolutions, acts, deeds and things done, on behalf of the Company, by the Board of Directors, the Directors and the Officers of the Company during the year preceding the AGM and ending upon the date of this Notice. Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the proceedings, resolutions, acts, deeds and things done by the Board of Directors, the Directors and the Officers of the Company during the year preceding the AGM and to authorize the Board of Directors, the Directors and the Officers of the Company to continue and proceed taking additional action on behalf of the Company during the ensuing year.

VOTE ISSUE – 5 : OTHER BUSINESS

Management of the Company is not aware of any other matter to come before the AGM other than as set forth in the notice of AGM. Matters may arise properly from the floor. If any other matter properly comes before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Dated This Record Date, 2 October 2007
On Behalf of the Company,

<Signed>

James D. Eger, Director & CFO

Continental Energy Corporation AGM 2007 Information Circular	Page 6 of 6

CONTINENTAL ENERGY CORPORATION

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on November 8, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on November 6, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

05SE07091.E.SEDAR/000001/000001A

Appointment of Proxyholder

The undersigned Member of Continental Energy Corporation (the "Company") hereby appoints: James D. Eger a Director of the Company, or failing this person, Richard L. McAdoo, President and a Director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Continental Energy Corporation to be held at the offices of the Company's transfer agent, Computershare Investor Services Inc., 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, CANADA on November 8, 2007 at 10:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. Mr. Richard L. McAdoo	☐	☐
02. Mr. James D. Eger	☐	☐
03. Mr. Phillip B. Garrison	☐	☐
04. Mr. David W. T. Yu	☐	☐

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2. Appointment of Auditors

To appoint Dale Matheson Carr-Hilton Labonte LLP as Auditors of the Company for the ensuing year and authorize the directors to fix the auditors remuneration.

For ☐ Withhold ☐

3. Approve Grants

To confirm, ratify and approve grants of stock options awarded by the directors during the preceding year.

For ☐ Against ☐

4. Approve All Acts

To confirm, ratify and approve all acts, deeds and things done by and the proceedings of the directors and the officers of the Company on behalf of the Company during the preceding year.

For ☐ Against ☐

5. Transact Other Business

For ☐ Against ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 3 1 9 6 5 A R 1 C P P Q

PRESS RELEASE
Email: INFO@CONTINENTALENERGY.COM
Web: WWW.CONTINENTALENERGY.COM
Symbol: OTC-BB: CPPXF

Source: Continental Energy Corporation

Continental Energy Spuds Punga-1 Exploration Well

DALLAS – October 15, 2007 - Continental Energy Corporation (OTCBB: CPPXF) today announced that its 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has spudded the Punga-1 exploration well.

The Punga-1 is the fourth well to be drilled as part of the 2007 drilling program for the Bengara-II Block, onshore East Kalimantan, Indonesia. Drilling of the Punga-1 to a planned total depth of 2,800 meters (9,186 feet) is expected to take up to 60 days at a cost of over $6,000,000.

The Punga-1 will test a large, seismically mapped structural culmination at a location approximately 16 miles southeast of the Seberaba-1 exploration well location, and approximately 12 miles southeast of the Seberaba-4 appraisal well location.

Meanwhile, drilling continues on the Seberaba-3 and Seberaba-4 appraisal wells and testing continues on the Seberaba-1 wildcat.

About Continental Energy Corporation:
Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.
Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.
For more information please contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

PRESS RELEASE
Email: INFO@CONTINENTALENERGY.COM
Web: WWW.CONTINENTALENERGY.COM
Symbol: OTC-BB: CPPXF

Source: Continental Energy Corporation

Continental Energy to Present at the ValueRich Financial Expo in New York

DALLAS – October 16, 2007 - Continental Energy Corporation (OTCBB: CPPXF) today announced that Chief Financial Officer James D. Eger will present at the ValueRich Small Cap Financial Expo in New York on Thursday, October 18. The event will take place at the W New York Hotel at 541 Lexington Ave.

A live webcast of the presentation will be available via the Internet at www.ivaluerich.com/expo. To register or find out more about the Expo go to: www.ivaluerich.com/expo

About Continental Energy Corporation:
Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.
Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.
For more information please contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

PRESS RELEASE
Email: INFO@CONTINENTALENERGY.COM
Web: WWW.CONTINENTALENERGY.COM
Symbol: OTC-BB: CPPXF

Source: Continental Energy Corporation

Continental Energy Reports FY2007 Results

DALLAS – October 30, 2007 – Continental Energy Corporation (OTCBB: CPPXF) today announced that the Company had a loss from operations during the fiscal year ended June 30, 2007 of $2,603,000, or $0.04 per share (fully diluted) compared to income of $1,923,117 in the eleven months ended June 30, 2006. and that it has filed its audited annual financial report with securities regulators on SEDAR.

The date of the report is as of September 28th, 2007 and a summary of management's discussion and analysis contained therein follows.

General and administrative expenses increased by $1,123,687 from $1,487,567 to $2,611,254 for the eleven months ended June 30, 2006 and year ended June 30, 2007 respectively. The significant changes to general and administrative expenses are as follows. The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $673,242 for the year ended June 30, 2007 compared to $178,564 in the eleven months ended June 30, 2006. During the period, the Company amended the terms of certain share purchase warrants outstanding. The Company has recorded the fair value of the amended warrants as financing fees, being $112,723 for 2007 compared to $155,419 for 2006. Management fees increased by $324,890 from $415,632 to $740,522. The increase is due to an increase to a director’s management contract as well as utilizing additional management staff in the Company’s Indonesian operations and bonuses of $200,000 paid to two directors in recognition of valuable service to the Company. The company utilized more consultants in the period and therefore spent $127,901 which is an increase of $62,869 over the prior period. Rent increased by $22,189 from $67,797 to $89,986. The increase relates to higher premises costs in Dallas. Travel increased by $104,063 from $134,166 to $238,229. Investor relations increased by $155,769 from $13,127 to $168,896.

Office expenses increased by $36,569 from $109,818 to $146,387. The increase in office expenses is due the increased activity of the company and is consistent with the general increase of operating expenses in the current period. Professional fees increased by $129,540 from $74,271 to $203,811. The current period consisted of higher accounting and auditing costs. Foreign exchange loss decreased by $16,052 from $23,677 to $7,625. All other expense groups appear consistent with the comparative period and some decreased slightly.

During the year ended June 30, 2007, the Company elected to remove certain accounts payable in the amount of $15,739 off its books during the current fiscal period due to the fact that they were over 6 years old and the Company has received no correspondence from these vendors over this period. These payables were on the books of the Company when the current management took over the Company and have been maintained for conservative purposes, but upon legal advice they are now being written off resulting in a gain of $15,739. During the current year the Company generated $81,995 in interest income compared with $75,856 in the prior eleven month period ended June 30, 2006.

Overall, the Company had a loss from operations during the year ended June 30, 2007 of $2,603,000 compared to income of $1,923,117 in the eleven months ended June 30, 2006. The largest difference was the fact that the Company sold its Yapen subsidiary in the prior year for cash proceeds of $3,600,000 and recorded a gain of $3,506,833 on disposition. During the current year, the Company sold 70% of its shares in its Bengara subsidiary for cash proceeds of $21,000 and recorded a gain of $23,906 on disposition. The Company had a loss per share of $0.04 in 2007 compared to income per share of $0.03 in 2006. The fully diluted loss per share is $0.04 in 2007 compared to income per share of $0.03 in 2006.

On behalf of Continental Energy Corporation

“James D. Eger”

Secretary and CFO

About Continental Energy Corporation: Continental Energy Corporation is an independent oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com or contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas 75240.

No securities regulatory authority has either approved or disapproved the contents of this news release.
Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.